CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended November 30, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Directors of Plymouth Rock Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Plymouth Rock Technologies Inc. and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at November 30, 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency), and cash flows for the year ended November 30, 2022, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2022, and its financial performance and its cash flows for the year ended November 30, 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 the Company has not generated revenue or cash flow from operations since inception. As at November 30, 2022, the Company has an accumulated deficit of $16,535,760 and incurred a comprehensive loss of $2,739,060 for the year ended November 30, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matter

As described in Note 3 to the consolidated financial statements, the Company acquired 100% of the issued and outstanding ordinary shares of Tetra Drones Ltd. ("Tetra Drones") which resulted in the recognition of an intangible asset related to customer relationships. Management assesses whether any indication of impairment exists at the end of each reporting period with respect to finite life intangible assets. In this assessment, management applies significant judgement to assess the existence of impairment indicators that could give rise to the requirement to conduct a formal impairment test. Due to the judgements and assumptions involved in the making this assessment, we identified this area as critical audit matter.

We have determined that the assessment of existence of impairment indicators for the customer relationships is a critical audit matter primarily due to the application of judgment in assessing specific factors such as (a) the high degree of auditor judgement and subjectivity in performing procedures relating to the assessment of indicators of impairment, (b) significant changes with an adverse effect on the use of the intangible asset and (c) current period cash flow or operating losses, combined with very little history of operations associated with the use of the customer relationships. This led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgements made by management in their assessment.

Addressing the critical audit matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included amongst others, (a) evaluating the reasonableness of management's assessment of indicators of impairment with respect to the customer relationships, (b) completion of our own assessment of impairment indicators, (c) a review of matters that impact the Company's ability to continue operations, and (d) evaluating whether there were adverse economic changes in the Company's industry by considering external observable market inputs.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The consolidated financial statements as at November 30, 2021 and for the years ended November 30, 2021 and 2020, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 2, 2022.

/s/ Reliant CPA PC

CERTIFIED PUBLIC ACCOUNTANTS

Newport Beach, California 6906

March 30, 2023

We have served as the Company's auditor since 2023.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Note	November 30, 2022	November 30, 2021

ASSETS

Current assets
Cash		$13,127	$375,046
Accounts receivable		6,870	11,848
Sales tax receivable		9,083	56,237
Inventories		2,175	11,086
Prepaid expenses	4	30,947	178,321
Total current assets		62,202	632,538

Non-current assets
Equipment	5	24,801	294,188
Right of use asset	17	61,198	72,734
Intangible assets	6	-	549,679
Total assets		$148,201	$1,549,139

LIABILITIES

Current liabilities
Accounts payable	7	$1,063,863	$608,385
Deferred revenue	8	124,918	-
Lease liabilities	17	66,403	39,221
Current portion of loans payable	11	127,019	6,332
Due to related parties	9	705,672	52,728
Total current liabilities		2,087,875	706,666

Non-current liabilities
Lease liabilities	17	9,394	47,125
Loan payable	11	-	22,545
Total liabilities		2,097,269	776,336

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	13	11,851,771	11,834,582
Contributed surplus	9,13	2,709,790	2,709,790
Accumulated other comprehensive income		25,131	96,393
Deficit		(16,535,760)	(13,867,962)

Total shareholders' equity (deficit)		(1,949,068)	772,803

Total liabilities and shareholders' equity (deficit)		$148,201	$1,549,139

Going concern - Note 1
Commitments - Note 16
Subsequent events - Note 22

These consolidated financial statements are authorized for issuance by the Board of Directors on March 28, 2023.

Approved on behalf of the Board:

"Thomas Nash"	"Khalid Al-Ali"
Thomas Nash, Director	Khalid Al-Ali, Director

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

		Years Ended November 30
	Note	2022	2021	2020
Sales	20	$607,359	$184,396	$70,931
Cost of sales		191,175	103,109	31,316
Gross profit		416,184	81,287	39,615

OPERATING EXPENSES
General and administrative	18	2,345,980	3,320,081	1,596,658
Selling	18	177,428	709,010	1,081,478
Research and development	18	233,265	985,006	386,044
Total expenses		2,756,673	5,014,097	3,064,180

OTHER INCOME (EXPENSES)
Gain on debt forgiveness	19	234,303	-	-
Impairment loss of intangible asset	6	(330,650)	-	-
Impairment loss of demo equipment	5	(236,677)	-	-
Interest income		-	-	193
Interest expense		-	-	(165)
Paycheck protection program	10	-	-	100,818
Other Income		5,042	-	-
Foreign exchange loss		673	(42,024)	(517)
NET LOSS BEFORE INCOME TAX		(2,667,798)	(4,974,834)	(2,924,236)

NET LOSS		(2,667,798)	(4,974,834)	(2,924,236)

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)		(71,262)	30,603	19,546

TOTAL COMPREHENSIVE LOSS		$(2,739,060)	$(4,944,231)	$(2,904,690)

LOSS PER SHARE, basic and diluted		$(0.05)	$(0.09)	$(0.08)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, basic and diluted		59,310,826	53,075,143	37,525,451

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(Expressed in Canadian dollars)

							Accumulated other comprehensive losses
	Share capital (Note 13)		Shares to be issued (Note 13)
	Number of shares	Amount		Subscriptions received	Contributed Surplus	Deficit		Total

Balance, November 30, 2019	32,796,600	$5,676,498	$22,811	$-	$736,271	$(5,968,892)	$46,244	$512,932

Net loss for the year	-	-	-	-	-	(2,924,236)	-	(2,924,236)
Shares issued for warrants exercised	1,233,334	246,667	-	-	-	-	-	246,667
Private placements	8,232,330	1,367,325	(22,811)	-	83,109	-	-	1,427,623
Share issuance costs	-	(38,727)	-	-	-	-	-	(38,727)
Shares issued as compensation	500,000	125,000	-	-	-	-	-	125,000
Stock-based compensation	-	-	-	-	479,107	-	-	479,107
Foreign currency translation	-	-	-	-	-	-	19,546	19,546
Balance, November 30, 2020	42,762,264	$7,376,763	$-	$-	$1,298,487	$(8,893,128)	$65,790	$(152,088)

Net loss for the period	-	-	-	-	-	(4,974,834)	-	(4,974,834)
Foreign currency translation loss	-	-	-	-	-	-	30,603	30,603
Shares issued for warrants exercised	6,129,572	1,332,727	-	-	-	-	-	1,332,727
Fair value of warrants exercised	-	36,859	-	-	(36,859)	-	-	-
Shares issued for options exercised	425,000	222,500	-	-	-	-	-	222,500
Fair value of options exercised	-	158,106	-	-	(158,106)	-	-	-
Private placements	8,930,000	2,749,000	-	-	287,499	-	-	3,036,499
Fair value of broker warrants granted	-	(174,427)	-	-	174,427	-	-	-
Shares issued to finders	336,250	(100,500)	-	-	-	-	-	(100,500)
Finders' fees	-	(74,180)	-	-	-	-	-	(74,180)
Shares issued as compensation	656,250	307,734	-	-	-	-	-	307,734
Stock-based compensation	-	-	-	-	1,144,342	-	-	1,144,342
Balance, November 30, 2021	59,239,336	$11,834,582	$-	$-	$2,709,790	$(13,867,962)	$96,393	$772,803

Net loss for the period	-	-	-	-	-	(2,667,798)	-	(2,667,798)
Foreign currency translation loss	-	-	-	-	-	-	(71,262)	(71,262)
Shares issued from services	78,125	17,189	-	-	-	-	-	17,189
Balance, November 30, 2022	59,317,461	11,851,771	$-	$-	$2,709,790	(16,535,760)	$25,131	$(1,949,068)

The accompanying notes are an integral part of these consolidated financial statements

PLYMOUTH ROCK TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended November 30
	2022	2021	2020

Cash Provided By (Used In)

Operating Activities
Net loss for the period	$(2,667,798)	$(4,974,834)	$(2,924,236)

Items not affecting cash:
Stock based compensation	-	1,144,342	479,107
Amortization expense	286,745	143,783	41,201
Foreign exchange (gain) loss	(71,262)	-	-
Interest accretion	18,877	14,760	20,449
Impairment of development assets	-	-	3,576
Impairment of demo equipment	236,677	-	-
Gain on debt forgiveness	(234,303)	-	-
Impairment of intangible asset	330,650	-	-
Shares issued for services	17,189	307,734	125,000

Changes in non-cash working capital:
Sales tax receivable	47,154	(51,583)	2,993
Accounts receivable	4,978	(9,062)	(1,334)
Inventories	8,911	8,609	(19,695)
Prepaid expenses	147,374	(140,868)	77,590
Deferred revenue	124,918	-	-
Due from related parties	-	2,500	(22,570)
Due to related parties	652,944	(8,894)	36,320
Accounts payable and accrued liabilities	682,923	122,411	67,084
Net cash used in operating activities	(414,023)	(3,441,102)	(2,114,515)

Investing Activities
Purchase of equipment	-	(204,305)	(57,518)
Development expenses on Intangible assets	-	-	(3,576)
Acquisition of business	-	(369,038)	-
Net cash provided by (used in) investing activities	-	(573,343)	(61,094)

Financing Activities
Common shares issued for cash, options and warrants exercised, net of share issuance costs	-	4,417,047	1,635,564
Lease payments	(34,701)	(48,175)	(48,473)
Loan payable	105,000	(42,430)	-
Net cash provided by financing activities	70,299	4,326,442	1,587,091

Increase (decrease) in cash	(343,724)	311,997	(588,518)
Effect of foreign exchange rate changes on cash	(18,195)	38,336	30,112
Cash, beginning of the period	375,046	24,713	583,119

Cash, end of the period	$13,127	$375,046	$24,713

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 700 - 1199 West Hastings Street, Vancouver, B.C., V6E 3T5.

The Company's common shares are listed on the CSE and on Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. The Company's common shares are also on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

The Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA"), focused on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On March 26, 2021, the Company incorporated a subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK is to augment the Company's existing research and development of its drone technologies for the US and EMEA markets.

On June 4, 2021, the Company completed its acquisition of Tetra Drones Limited ("Tetra") (Note 3). The acquisition of Tetra provides the Company with drones production line in the United Kingdom.

Going Concern

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company's operations do not generate cash flows from operations. The Company has incurred losses since inception and has a comprehensive loss of $2,739,060 for the year ended November 30, 2022 (2021 - $4,944,231; 2020 - $2,904,690) and had an accumulated deficit of $16,535,760 (2021 - $13,867,962). The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations. These factors and uncertainty casts significant doubt about the Company's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is not expected to be profitable during the ensuing 12 months, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year ended November 30, 2022, the Company received net cash proceeds of $70,299 (2021 - 4,326,442; 2020 - 1,587,091) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements ("Financial Statements") have been prepared in accordance with IFRS as issued by the International Accounting Standard Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These Financial Statements are authorized for issue by the Board of Directors on March 28, 2023.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency. The functional currency of PRT USA is U.S. Dollars and the functional currency of PRT UK and Tetra is British Pound Sterling ("£"). The assets and liabilities of PRT USA, PRT UK and Tetra are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

Significant accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of income and expenses during the period. Actual results could differ from these estimates.

Significant estimates used in preparing the Financial Statements include, but are not limited to the following:

a. Deferred taxes

The calculation of deferred tax is based on the ability of the Company to generate future taxable income, the estimation of which is subject to significant uncertainty as to the amount and timing. The calculation of deferred tax is also based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

b. Stock-based payments

The fair value of stock options and finders' warrants issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected lift, volatility of share prices, risk-free rate and dividend yield, changes in subjective input assumptions can materially affect the fair value estimate.

c. Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

d. Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2022. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 3 met the criteria for accounting as a business combination.

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at November 30, 2022, the development costs are not capitalized as management was unable to demonstrate the future economic benefits to be generated from the utilization of the associated expenditures.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiary is presented in the table below. Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018. Plymouth Rock UK was incorporated under the General Corporation Law for England and Wales on March 26, 2021.Tetra Drones was incorporated under the General Corporation Law for England and Wales and was acquired by the Company on June 4, 2021.

Entity	Country of Incorporation	Effective Economic Interest

Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

Plymouth Rock Technologies Inc. ("PRT UK")	UK	100%

Tetra Drones Ltd. ("Tetra Drones")	UK	100%

Intangible assets

Intangible assets that are reflected in the consolidated statements of financial position consist of assets acquired through business combinations. Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Accordingly, the Company does not amortize these intangible assets, but reviews them for impairment, annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Development costs for internally-generated intangible assets are capitalized when all of the following conditions are met:

  technical feasibility can be demonstrated;
  management has the intention to complete the intangible asset and use it;
  management can demonstrate the ability to use the intangible asset;
  it is probable that the intangible asset will generate future economic benefits;
  the Company can demonstrate the availability of adequate technical, financial and other resources to complete the development and to use the intangible asset; and
  costs attributable to the asset can be measured reliably.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditures are charged to the consolidated statements of loss and comprehensive loss in the period in which they are incurred.

Customer relationships acquired through the acquisition of subsidiary, Tetra Drones, are amortized for a period of three years from acquisition date.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Recognition and measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing the items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

Depreciation

Half of the normal depreciation is taken in the year of acquisition for equipment with declining balance method. The depreciation rates applicable to each category of property and equipment are as follows:

Computer equipment 55% declining balance	Vehicles 30% declining balance
Furniture 20% declining balance	Leasehold improvements 30% declining balance
Demo equipment 20% declining balance

Inventories

The Company values inventories at the lower of cost and net realizable value. Cost includes the costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree's identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition-related costs are recognized in profit or loss as incurred. The excess of consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Share capital

The Company records proceeds from the issuance of its common shares as equity. Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated between the common share and warrant component. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital (continued)

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted price on the issuance date. The remaining proceeds, if any, are allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. Management does not expect to record a value to the warrant in most equity issuances as unit private placements are commonly priced at market or at a permitted discount to market. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Incremental costs directly attributable to the issue of new common shares are shown in equity as a deduction, net of tax, from the proceeds. Common shares issued for consideration other than cash are valued based on their market value at the date that shares are issued.

Stock-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, the contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Subsequent to initial recognition, all financial assets are classified and subsequently measured at amortized cost. Interest income is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, accounts receivable and due from related parties.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

The Company reclassifies debt instruments only when its business model for managing those financial assets has changed. Reclassifications are applied prospectively from the reclassification date and any previously recognized gains, losses or interest are not restated.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable that do not contain a significant financing component. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets' contractual lifetime.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains, and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, lease liability, and due to related parties.

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Interest

Interest income and expense are recognized in profit or loss using the effective interest method.

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments over the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability. The effective interest rate is calculated considering all contractual terms of the financial instruments, except for the expected credit losses of financial assets.

The 'amortized cost' of a financial asset or financial liability is the amount at which the instrument is measured on initial recognition minus principal repayments, plus or minus any cumulative amortization using the effective interest method of any difference between the initial amount and maturity amount and adjusted for any expected credit loss allowance. The 'gross carrying amount' of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit losses.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest (continued)

Interest income and expense is calculated by applying the effective interest rate to the gross carrying amount of the financial asset (when the asset is not credit-impaired) or the amortized cost of the financial liability.

Where a financial asset has become credit-impaired subsequent to initial recognition, interest income is calculated in subsequent periods by applying the effective interest method to the amortized cost of the financial asset. If the asset subsequently ceases to be credit-impaired, calculation of interest income reverts to the gross basis.

Offsetting

Financial assets and financial liabilities are offset, with the net amount presented in the statement of financial position, when, and only when, the Company has a current and legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or when arising from a group of similar transactions if the resulting income and expenses are not material.

Revenue recognition

Revenue is recognized by applying the five-step model under IFRS 15. The Company recognizes revenue when, or as the goods or services are transferred to the control of the customer and performance obligations are satisfied. The Company's revenue is comprised of sales of its radar systems, radar components and engineering design and development services. The Company's revenue is recognized when control of the goods has been transferred, being when the goods are delivered to customers and when all performance obligations have been fulfilled. The amounts recognized as revenue represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net of goods and services taxes and less returns, and discounts, at which time there are no conditions for the payment to become due other than the passage of time. For its engineering design and development services, revenue is recognized when the service has been rendered.

Government Grants

Government grants are recognized at fair value once there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. A forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to equity items, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at period end, adjusted for amendments to tax payable with regards to previous years. Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position date.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Leases

The company adopted IFRS 16 effective December 1, 2019. The Company chose to adopt the modified retrospective approach on transition to IFRS 16 and has chosen not to restate comparative information in accordance with the transitional provisions in IFRS 16. As a result, the comparative information continues to be presented in accordance with the Company's previous accounting policies. The adoption of IFRS 16 resulted in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position. An amortization expense on the right-of-use asset and an interest expense on the lease liability has replaced the operating lease expense. IFRS 16 has changed the presentation of cash flows relating to leases in the Company's consolidated statements of cash flows, however, it does not cause a difference in the amount of cash transferred between the parties of the lease.

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the period but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IAS 1 - Presentation of Financial Statements ("IAS 1") - Classification of Liabilities as Current or Noncurrent were amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of 'settlement' to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted.

IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use - The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier adoption is permitted.

These new and amended standards are not expected to have a material impact on the Company's Financial Statements

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

3. ACQUISITION

On June 4, 2021, the Company acquired the 100% issued and outstanding ordinary shares of Tetra from two arm's length parties for £350,000. Tetra was a privately held UK-based company which develops custom-made, Unmanned Aircraft Systems ("UAS"). The consideration of £350,000 ($579,682) is payable as follows:

1) An amount of £35,000 ($60,021) within 7 days after the execution and delivery of the definitive agreement by all parties, paid on June 12, 2021;

2) An amount of £35,000 ($60,479) (paid) within 21 days of the initial payment as described in instalment 1 above, paid on July 9, 2021;

3) An amount of £140,000 ($236,411) (paid) within 120 days of the second instalment as described above, paid on November 8, 2021 ("the third payment"); and

4) The remaining balance of £140,000 ($222,771) (see Note 19 - Gain on debt forgiveness) within 120 days of the third payment, forgiven in return of the full release of the leased vehicle and allowing the former sole shareholder of Tetra to continue working within the industry.

The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

The allocation of the consideration for the purposes of the consolidated statements of financial position is as follows:

Total Consideration
Cash	$579,682

Net assets acquired (liabilities assumed)
Cash indebtedness	$(12,127)
Equipment	27,799
Prepaid expenses	11,131
Due to a related party	(13,699)
Bank loan	(40,447)
Accounts payable	(19,210)
Vehicle loan	(30,859)
Net assets acquired (liabilities assumed)	$(77,412)

Purchase price allocation
Net identifiable assets acquired	$(77,412)
Customer relationships	657,094
$579,682
4. PREPAID EXPENSES

As at November 30, 2022 and 2021, the Company's prepaid expenses consist of the following:

	November 30, 2022	November 30, 2021

Advertising and promotions	$113	$127,664
Rent	8,247	11,211
Transfer agent and filing fees	13,748	13,020
Insurance	8,839	8,382
Others	-	18,044
	$30,947	$178,321

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

4. PREPAID EXPENSES (continued)

The prepayments for advertising include prepayments for marketing and awareness programs handled by an arms' length parties for a six to twelve-month period.

Others include prepayments for some office expenses.

As at November 30, 2022, others include $Nil prepayment to related parties (2021 - $5,513) (Note 9).

5. EQUIPMENT

	Computer	Furniture	Vehicles	Leasehold Improvement	Demo Equipment	Total
	$	$	$	$	$	$
Cost:
Balance at November 30, 2020	1,684	12,151	-	-	57,518	71,353
Additions	22,664	7,244	16,243	3,881	184,484	234,516
Foreign currency translation adjustment	(320)	(124)	(229)	(55)	(2,255)	(2,983)
Balance at November 30, 2021	24,028	19,271	16,014	3,826	239,747	302,886
Disposal	-	-	(16,243)	-	-	(16,243)
Foreign currency translation adjustment	(997)	190	229	(182)	3,158	2,398
Balance at November 30, 2022	23,031	19,461	-	3,644	242,905	289,041

Accumulated Depreciation:
Balance at November 30, 2020	1,134	3,401	-	-	-	4,535
Amortization	561	2,055	1,201	287	-	4,104
Foreign currency translation adjustment	21	17	17	4	-	59
Balance at November 30, 2021	1,716	5,473	1,218	291	-	8,698
Amortization	9,236	2,688	4,210	1,006	-	17,140
Disposal	-	-	(5,375)	-	-	(5,375)
Impairment					236,677	236,677
Foreign currency translation adjustment	642	296	(53)	(13)	6,228	7,100
Balance at November 30, 2022	11,594	8,457	-	1,284	242,905	264,240

Net Book Value:
At November 30, 2021	22,312	13,798	14,796	3,535	239,747	294,188
At November 30, 2022	11,437	11,004	-	2,360	-	24,801

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

6. INTANGIBLE ASSETS

During the year ended November 30, 2021, the Company acquired Tetra (Note 3).Included in the acquisition is the identifiable intangible asset, customer relationships valued at $657,094.The intangible asset is being amortized over its estimated useful life of three years. For the year ended November 30, 2022, the Company determined that the intangible asset is fully impaired as there is no future economic benefits will derived from this asset.

Cost:	Customer relationship
Balance at November 30, 2020	$-
Additions	657,094
Balance at November 30, 2021 and November 30, 2022	657,094

Accumulated amortization:
Balance at November 30, 2020	-
Amortization	(107,415)
Balance at November 30, 2021	(107,415)
Amortization	(219,029)
Impairment	(330,650)
Balance at November 30, 2022	(657,094)
Net book value
Balance at November 30, 2021	$549,679
Balance at November 30, 2022	$-

7. ACCOUNTS PAYABLE

As at November 30, 2022 and 2021, the Company's accounts payable consist of the following:

	November 30, 2022	November 30, 2021

Professional fees	$382,805	$92,078
Funds to be returned to investors	43,046	43,046
Due to former shareholder of Tetra (Note 3, 19)	-	222,771
Advertising costs	34,705	42,241
Payroll	268,610	33,173
Development costs	168,925	123,334
Bank overdraft	16,036	-
VAT Payable	61,262	4,735
Purchases	2,121	-
Rent	1,822	-
Others	84,531	47,007
	$1,063,863	$608,385

8. Deferred Revenue

As at November 30, 2022 and 2021, the Company received an advance payment from their customers as consideration for the Company's products and services to be rendered in the future date amounting to $124,918 (2021 - $nil).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES

Key management compensation

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Key management is comprised of directors and officers of the Company

As at November 30, 2022, $Nil (2021 - $5,513) prepayment to directors and officers of the Company.

As at November 30, 2022, $705,672 (2021 - $52,728) was due to directors and officers of the Company:

	November 30, 2022	November 30, 2021
Company controlled by the CFO	$67,540	$-
Company controlled by the Corporate Secretary	-	10,500
CEO of the Company	250,179	561
Director	387,953	41,667
	$705,672	$52,728

During the years ended November 30, 2022 and 2021 and 2020, the Company entered into the following transactions with related parties:

	November 30, 2022	November 30, 2021	November 30, 2020
Management fees	$311,535	$118,000	$114,125
Consulting fees	135,000	307,734	166,667
Accounting fees	-	36,202	22,852
Rent	-	5,000	20,000
Share-based payments	-	410,132	271,993
Salaries and benefits to CEO	330,337	313,626	133,387
	$776,872	$1,190,694	$729,024

Management fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Company controlled by CEO	$243,387	$63,000	$55,125
Company controlled by the Former CFO	-	55,000	59,000
Company controlled by the CFO	68,148	-	-
	$311,535	$118,000	$114,125

Consulting fees consisted of the following:

	November 30, 2022	November 30, 2021	November 30, 2020
Company controlled by the Former Corporate Secretary	$60,000	$-	$-
Directors	75,000	307,734	166,667
	$135,000	$307,734	$166,667

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the year ended November 30, 2022, the Company had 1,650,000 (2021 -1,725,000) stock options held by the CEO, Former CFO, the Former Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the years ended November 30, 2022, 2021 and 2020 are as follows:

	November 30, 2022		November 30, 2021		November 30, 2020
	Number of Options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)	Number of Options held	Expense for the year (vested)
CEO	600,000	$-	600,000	$133,275	400,000	$44,455
Former CFO	150,000	-	150,000	33,319	100,000	11,113
Former Corporate Secretary	150,000	-	150,000	33,319	100,000	11,113
Directors	750,000	-	825,000	210,219	1,050,000	205,312
	1,650,000	$-	1,725,000	$410,132	1,650,000	$271,993

During the year ended November 30, 2022, the Company also issued 78,125 (2021 -  656,250 and 2020- 500,000) common shares as compensation for consulting fees to a director valued at a total of $17,189 (2021 - $307,734 and 2020 - $125,000) (Note 13).

10. GOVERMENT ASSISTANCE RECEIVED

On May 4, 2020, the Company received a CARES Act Paycheck Protection Program Loan ("PPP Loan") of USD$75,000. The PPP Loan bears interest at 1% per annum and is repayable monthly staring on December 4, 2020. The loan is forgivable if PRT USA meets the requirements outlined below.

i) The loan proceeds are used to cover payroll costs, and most mortgage interest, rent, and utility costs over the 24-week period after the loan is made; and

ii) Employee and compensation levels are maintained. Payroll costs are capped at $100,000 on an annualized basis for each employee.

During the year ended November 30, 2021, it was determined that the Company met the requirements for loan forgiveness, and Company received notice of loan forgiveness on March 16, 2021, therefore there was no loan recognized. As such, the PPP Loan was treated as a government grant and was offset against operating expenses on the consolidated statement of loss and comprehensive loss for the year ended November 30, 2021.

11. LOANS PAYABLE

Upon acquisition of Tetra Drones (Note 3, 19), the Company assumed the latter's outstanding loan of £13,253 ($21,461) as of November 30, 2022. The collateral of this loan is a vehicle. On October 25, 2022, the loan and the vehicle were released to former shareholder of Tetra Drones in exchange of forgoing the remaining acquisition cost of £140,000 ($222,771). Thus, for the year ended November 30, 2022, the Company's liabilities in the vehicle and the remaining balance in the acquisition cost were extinguished.

For the year ended November 30, 2022, the current loan payable of $127,019 consisted of $75,000 plus interest of $4,019 payable to a third party, which is equal to 12% interest per annum payable on demand. This includes as well the $30,000 plus interest of $3,000, a 10% interest payable to another third party for four calendar months from the date of promissory note. As of the year ended November 30, 2022, the company is now liable to pay total interest of $18,000 including the $3,000 interest as they are considered in default. Total proceeds of $105,000 was received by the Company for these loans.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

12. CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

13. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at November 30, 2022, there were 59,317,461 common shares issued and outstanding
(2021 - 59,239,336).

During the year ended November 30, 2022:

On December 31, 2021, the Company issued 78,125 common shares as compensation for consulting fees to a director valued at a total of $17,189.

During the year ended November 30, 2021:

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years. .

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees. Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(a) Common Shares (continued)

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

During the year ended November 30, 2021, the Company issued 6,129,573 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,573 share purchase warrants at $0.20 to $0.50 per share.

During the year ended November 30, 2021, the Company issued 656,250 common shares with total fair value of $307,734 were issued as compensation for consulting fees to a director (Note 9).

During the year ended November 30, 2020:

On September 30, 2020, the Company issued 50,000 common shares pursuant to the exercise of 50,000 share purchase warrants at $0.20 per share.

On September 30, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a director (Note 9) valued at a total of $62,500.

On September 30, 2020, the Company issued an aggregate of 1,335,165 units at a price of $0.30 per unit for gross proceeds of $400,550. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $40,055.

On September 30, 2020, the Company issued 50,000 units at a fair value of $22,811 pursuant to the binding agreement with Aerowave Corporation. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one additional common share at a price of $0.50 for two years until September 30, 2022. The fair value of the warrants is determined to be $1,500.

On September 24, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On September 22, 2020, the Company issued 100,000 common shares pursuant to the exercise of 100,000 share purchase warrants at $0.20 per share.

On August 21, 2020, the Company issued 250,000 common shares were issued as compensation for consulting fees to a Director (Note 9) valued at a total of $62,500.

On August 13, 2020, the Company issued 483,334 common shares pursuant to the exercise of 483,334 share purchase warrants at $0.20 per share.

On July 3, 2020, the Company issued 500,000 common shares pursuant to the exercise of 500,000 share purchase warrants at $0.20 per share.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(a) Common Shares (continued)

On May 15, 2020, the Company issued an aggregate of 3,718,831 units at a price of $0.15 per unit for gross proceeds of $557,825. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022.

On April 24, 2020, the Company issued an aggregate of 3,128,334 units at a price of $0.15 per unit for gross proceeds of $469,250. Each unit consists of one common share in the capital of the Company and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022.

In connection with the April 24, 2020 and May 15, 2020 private placements, the Company paid $38,727 in share issuance costs.

On February 4, 2020, the Company arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 per unit for aggregate gross proceeds of up to $4,000,000 (the "Offering"). Each unit will be comprised of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 for two years from closing of the Offering. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement. And paid $4,400 to investors in connection with this cancelled private placement.

(b) Stock Options

The Company maintains an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

During the year ended November 30, 2022:

125,000 stock options with an exercise price of $0.50 were cancelled.

75,000 stock options with an exercise price of $0.50 expired unexercised.

During the year ended November 30, 2021:

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,677, and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $1,022,995, and the amount was recognized on the consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(b) Stock Options (continued)

During the year ended November 30, 2020:

During the year ended November 30, 2020, 200,000 (2019 - 150,000) options issued to a director and a consultant were cancelled before vesting.

Stock-based compensation recognized in profit or loss for the year ended November 30, 2022 amounted to

$Nil (2021 - $1,144,342; 2020 - 479,107).

Stock option transactions and the number of stock options outstanding as at November 30, 2022, 2021 and 2020 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2020	2,950,000	$0.58
Granted	1,700,000	0.73
Exercised	(425,000)	0.52
Balance, November 30, 2021	4,225,000	$0.65
Expired	(75,000)	0.50
Cancelled	(125,000)	0.50
Balance, November 30, 2022	4,025,000	$0.66

The following summarizes the stock options outstanding at November 30, 2022:

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,050,000	2,050,000	0.57	0.31
March 20, 2024	0.60	150,000	150,000	0.05	0.02
November 28, 2024	0.50	125,000	125,000	0.06	0.02
January 21, 2026	0.75	1,550,000	1,550,000	1.21	0.29
June 10, 2026	0.50	150,000	150,000	0.13	0.02
		4,025,000	4,025,000	2.03	0.66

(c) Share purchase warrants

During the year ended November 30, 2022

561,081 warrants with exercise price of $0.20 expired unexercised.

During the year ended November 30, 2021

On August 9, 2021, the Company issued 5,916,250 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 325,750 warrants to finder's warrants as described in note 13(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $79,032.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

13. SHARE CAPITAL (continued)

(c) Share purchase warrants (continued)

On January 29, 2021, the Company granted 3,350,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026. During the year ended November 30, 2021, 30,000 warrants were exercised at $0.25 per share.

On January 29, 2021, the Company also granted 222,400 warrants to finders in connection with the private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. During the year ended November 30, 2021, 4,240 warrants were exercised at $0.25 per share. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

During the year ended November 30, 2020

On September 30, 2020, the Company granted 692,583 common share purchase warrants as part of a non-brokered private placement and binding agreement with Aerowave Corporation. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until September 30, 2022. On February 28, 2021, 292,000 warrants were exercised at $0.50 per share.

On May 15, 2020, the Company granted 3,718,831 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until May 15, 2022. On February 28, 2021, 3,208,333 warrants were exercised at $0.20 per share.

On April 24, 2020, the Company granted 3,128,334 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.20 per share until April 24, 2022. On February 28, 2021, 2,145,000 warrants were exercised at $0.20 per share.

Share purchase warrant transactions and the number of share purchase warrants outstanding as of November 30, 2022, 2021 and 2020 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2019	-	$-
Warrants granted	7,539,748	0.90
Warrants exercised	(1,233,334)	0.11
Balance, November 30, 2020	6,306,414	0.23
Warrants granted	9,814,400	0.08
Warrants exercised	(6,129,573)	0.01
Balance, November 30, 2021	9,991,241	0.42
Warrants expired	(561,081)	0.20
Balance, November 30, 2022	9,430,160	$0.41

The following summarizes the stock warrants outstanding at November 30, 2022:

Expiry Date	Exercise Price $	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price $
January 29, 2026	0.25	3,188,160	1.07	0.08
August 9, 2026	0.50	6,242,000	2.17	0.33
		9,430,160	3.17	0.41

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

14. FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2022, and 2021, the fair value of the cash, accounts receivable, accounts payable, and due to and from related parties approximate the book value due to the short-term nature.

The Company is exposed to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, leases, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar and UK Sterling Pound against the Canadian dollar have affected comprehensive loss for the year by approximately $81,052 (2021 - $1,200 and 2020 - $7,085).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

15. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended November 30, 2022, 2021 and 2020, the Company has the following non-cash investing and financing activities:

	November 30, 2022	November 30, 2021	November 30, 2020
Non-cash financing activities:
Fair value of options exercised	-	158,106	-
Fair value of warrants granted	-	174,427	83,109
Fair value of warrants exercised	-	36,859	-
Shares issued for finders	-	100,500	-
Non-cash investing activities:
Shares to be issued to acquisition of inventory	-	-	22,800

16. COMMITMENTS AND CONTINGENCIES

As at November 30, 2022, the Company has the following commitments:

The Company entered into lease agreement with arm's length party on September 9, 2021. The term commenced on May 1, 2021 and will set to expire on April 30, 2024 and with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default (Note 17). Further, on the same date, the Company entered into separate agreement with the same arm's length party for drone flying permission over the land without restriction in exchange of £1,500 annual fee. The term commenced on May 1, 2021 and expire on April 30, 2024 as well.

In November 2018, the Company entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commenced December 1, 2018 and ended on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: US$3,188 per month from December 1, 2021 to November 30, 2022; and US$3,284 per month from December 1, 2022 to November 30, 2023 (Note 17).

The Company has certain commitments related to key management compensation for $35,875 per month with no specific expiry of terms (Note 9).

On February 4, 2023, the Company received a disputed claim from former consultant on the unpaid fees for the month of November 2022, December 2022 and January 2023 with an aggregate liability of $30,000. As of the reporting date, the Company is still waiting for the court order and plans to take a legal course of action as well. Management cannot determine the outcome as of the date of this report.

On April 1, 2020 the Company entered into an agreement with a Director of the Company to provide consulting services. In line with this, the Company shall pay $250,000 annually either through cash in 12 monthly installments at the end of each calendar month or through the issuance of 1,000,000 common shares of the Company in four equal quarterly installments, in arrears.

17. RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use assets

In November 2018, the Company entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are: USD$3,005 ($3,726) per month from December 1, 2019 to November 01, 2020; USD$3,095 ($3,838) per month from December 1, 2020 to November 30, 2021; USD$3,188 ($3,953) per month from December 1, 2021 to November 30, 2022; and USD$3,284 ($4,072) per month from December 1, 2022 to November 30, 2023 (Note 16).

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

17. RIGHT-OF-USE ASSETS AND LEASE LIABILITY (continued)

Right-of-use assets (continued)

On September 9, 2021, the Company entered into lease agreement with arm's length party to use the premises known as The Old Workshop, Estuary Road, King's Lynn, Norfolk from May 1, 2021 and will set to expire on April 30, 2024, with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default (Note 16).

The following is the continuity of the cost and accumulated depreciation of right-of-use assets, for the year ended November 30, 2022 and 2021:

Balance, November 30, 2020	$114,648
Amortization expense	(35,654)
Cumulative translation adjustment	(6,260)
Balance, November 30, 2021	$72,734
Additions	38,027
Amortization expense	(50,571)
Cumulative translation adjustment	1,008
Balance, November 30, 2022	$61,198

Lease liability

The following is the continuity of lease liability, for the year ended November 30, 2022 and 2021:

Balance, November 30, 2020	$113,340
Lease payments	(48,175)
Interest on lease liability	14,760
Cumulative translation adjustment	(5,079)
Balance, November 30, 2021	$86,346
Additions	38,027
Lease payments	(72,727)
Interest on lease liability	18,877
Cumulative translation adjustment	5,274
Balance, November 30, 2022	$75,797
Current Portion	$66,403
Long-term portion	$9,394

As at November 30, 2022 and 2021, the minimum lease payments for the lease liabilities are as follows:

	November 30, 2022	November 30, 2021
Year ending:
2022	$-	$48,943
2023	72,664	50,403
2024	9,716	-
	82,380	99,346
Less: Interest expense on lease liabilities	(6,583)	(13,000)
Total present value of minimum lease payments	$75,797	$86,346

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

18. BREAKDOWN OF EXPENSES

		Year ended November 30,
General and Administrative Expenses	Note	2022	2021	2020
Accounting and audit fees	9	$223,247	$80,162	$67,282
Amortization	5, 6, 17	286,743	143,783	41,201
Consulting fees	9	143,539	456,296	275,182
General office expenses		153,403	205,710	111,394
Insurance		39,007	21,837	11,928
Interest and accretion	17	18,877	14,760	20,449
Legal fees		77,011	191,686	74,528
Management fees	9	311,535	118,000	110,125
Rent		47,317	42,822	35,325
Stock-based compensation	9, 13	-	1,144,342	479,107
Transfer agent and filing fees	13	59,385	82,825	77,919
Wages, salaries and benefits	9	985,916	817,858	292,218
Total		$2,345,980	$3,320,081	$1,596,658

Research and Development		2022	2021	2020
Labor		$182,774	$930,269	$386,044
Materials		50,491	54,737	-
Total		$233,265	$985,006	$386,044

Selling expenses consist of business development expenses amounting to $177,428 (2021 - $709,010; 2020 - $1,081,478).

19. GAIN ON DEBT FORGIVENESS

For the year ended November 30, 2022, the Company recognized gain on debt forgiveness amounting to $234,303 (2021 - $nil; 2020 - $nil). This composed of remaining £140,000 ($222,771) acquisition cost of Tetra Drones that was forgiven by former shareholder and the £7,155 ($11,532) excess of the net book value of vehicle and related loan released to him (Note 11).

20. SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in Note 1.

The Company's revenues were generated in the US and UK were mostly composed of sales of engineering design services and radar components to well-known government agencies and prime contractors. All the long-lived assets are located in the US as of November 30, 2022, 2021 and 2020. The following table summarizes the revenue by geographical location:

	Canada	USA	UK	Total
For the year ended November 30, 2022
Revenues	$-	$154,625	$452,734	$607,359
Gross Profit	-	97,115	319,069	416,184
For the year ended November 30, 2021
Revenues	$-	$79,795	$104,601	$184,396
Gross Profit	-	27,703	53,584	81,287
For the year ended November 30, 2020
Revenues	$-	$70,931	$-	$70,931
Gross Profit	-	39,615	-	39,615

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

21. INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2022, 2021 and 2020:

	2022	2021	2020
Net loss before tax and comprehensive loss	(2,667,798)	(4,944,231)	$(2,924,236)
Combined statutory tax rate	19% to 27%	19% to 29.7%	27.00%
Expected income tax (recovery)	$(720,000)	$(1,278,990)	$(789,544)
Permanent differences	138,000	310,228	-
Non-deductible items and others	1,618,000	19,811	44,866
Change in deferred tax assets not recognized	(1,036,000)	948,951	744,678
Income tax expense (recovery)	$-	$-	$-

Significant components of the Company's unrecognized deferred tax assets (liabilities) for the years ended November 30, 2022 and 2021 are shown below:

	2022	2021
Non-capital losses	$1,657,000	$2,641,159
Capital losses	21,000	21,062
Equipment	-	1,511
Share issuance costs	48,000	29,036
Intangible assets	-	397,156
Others	-	13,498
Net deferred tax assets	$1,726,000	$3,103,422

Non-capital losses carryforward

The Company has non-capital loss carryforwards and net operating losses, for which no deferred tax asset has been recognized of approximately $10,971,723 (2021 - $9,703,024) which may be carried forward to apply against future income for Canadian, USA and United Kingdom income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	2022
2038	675,203
2039	2,350,798
2040	2,443,638
2041	3,591,486
2042	1,910,598
TOTAL	$10,971,723

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended November 30, 2022, 2021 and 2020 (Expressed in Canadian Dollars)

22. SUBSEQUENT EVENTS

On February 22, 2023, the Company announced a non-brokered private placement financing of up to 30,000,000 units (the "Units") of securities at a price of $0.05 per Unit for aggregate gross proceeds of up to $1,500,000. Each Unit will be comprised of one common share and one full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement. On March 30, 2023, the Company completed the first tranche of the private placement by issuing 7,200,000 units for gross proceeds of $360,000.

On March 3, 2022, 2,100,000 share options issued to directors, officers, employees, and consultants were surrendered and cancelled. Further, on March 16, 2023, another 150,000 share options issued to director were surrendered and cancelled.